Exhibit 99.5

Peter A. Ronning, P. Eng. 3 June, 2002

EVEolution Ventures Inc.
625 Howe Street, Suite 328
Vancouver BC Canada V6C 2T6

Re: Consulting Agreement between New Caledonian Geological Consulting and
EVEolution Ventures Inc.

     This letter shall serve as an agreement on the part of New Caledonian Geological Consulting (NCG) to provide certain geological engineering services to EVEolotion Ventures Inc. (EVEolution), as described below. EVEolution agrees to pay NCG for these services according to the terms described below.

1.	EVEolution requires that certain mineral properties in Peru be examined and reported upon according the requirements of National Instrument 43-101 and its Companion Policy.

2.	NCG affirms that Peter A. Ronning, P.Eng. (Ronning) is a Qualified Person under the terms of NI 43-101, for the purpose of undertaking the examinations and preparing the reports required by EVEolution.

3.	EVEolution’s board of directors has determined to its satisfaction that Ronning is a Qualified Person for the stated purpose.

4.	Ronning will undertake the necessary data review and field examinations, with guidance and logistical support provided by EVEolution and its representatives in Peru.

5.	If, at any time during the initial data review and field examinations, Ronning should determine that the project or projects under consideration do not merit further exploration, he will immediately advise EVEolution of that conclusion and obtain instructions as to whether to continue work.

6.	Upon completion of the field examinations, Ronning will commence to prepare the required reports, and will make all reasonable efforts to complete the reports on a timely basis. Until such time as the completed reports are delivered to EVEolution, Ronning will not undertake any new consulting assignments if doing so would delay the completion of the reports.

7.	NCG may not sub-contract or delegate any part of the work described above to a party other than Ronning.

8.	EVEolution will reimburse NCG for the actual cost of all travel, room, board and all reasonable third party expenses incurred in order to complete this assignment. Examples of third party expenses include such things as the cost of chemical analyses of samples

(assaying), the cost of a professional drafter if needed, and such other support services as may be necessary. NCG is not entitled to apply any surcharges to expenses submitted to EVEolution for reimbursement. NCG will ensure that all such expenses are within industry norms, or, if an abnormal expense is anticipated, will obtain approval from EVEolution before incurring it.

9.	The fees to be charged by NCG to EVEolution will be as follow:

•	For travel and work by Ronning outside of Canada, $400 in United States funds per calendar day. If EVEolution so requests, these fees will be invoiced in Canadian funds, at the then-current exchange rate. Provided the exhange rate remains within 1% of $US0.65 to $C1.00, the equivalent fee in Canadian funds will be deemed to be $600 per day. Goods and Services Tax will apply to any fees invoiced in Canadian funds.

•	For office work by Ronning in Canada, including report preparation, any drafting of maps and figures that Ronning may do, preparing or reviewing parts of a prospectus or other documents, responding to queries relating to the reports, and other related work, $550 in Canadian funds per eight hour working day, billed hourly. Goods and Services Tax applies.

•	Should any errors or omissions on the part of Ronning be found in the completed reports, rendering the reports unacceptable under the terms of NI 43-101 and the Companion Policy, NCG will remedy such errors or omissions. No fees will be charged for remedying such errors or omissions.

10.	Upon Ronning’s return to Canada after completing the field examinations, NCG will present an invoice for travel and work outside Canada, payable on a net 30 day basis.

11.	NCG will present an invoice for report preparation upon delivery to EVEolution of the completed reports. EVEolution may elect to withold payment of this invoice until the reports have been accepted by all concerned parties and/or regulatory authorities.

12.	Any work related to this assignment that is done by Ronning on behalf of EVEolution, subsequent to the delivery of the completed reports, will be invoiced at the end of the calendar month in which the work is done, and will be payable on a net 30 day basis.

     By the signatures of authorized persons below, NCG and EVEolution agree to the terms herein described:

For NGG	For EVEolution Ventures Inc.

“Peter Ronning” Peter A. Ronning, P.Eng. Date: 3 June 2002	“Catherine McLeod-Seltzer” Date: 3 June 2002

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